Exhibit 99.1

For Immediate Release

BioLineRx Names Philip A. Serlin
as Chief Executive Officer

Tel Aviv, Israel, August 11, 2016 – BioLineRx Ltd. (NASDAQ/TASE:BLRX), a clinical stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates, announced today that Philip A. Serlin has been named Chief Executive Officer of BioLineRx, effective October 10, 2016.

Mr. Serlin joined the Company in 2009 as its Chief Financial and Operating Officer. He succeeds Kinneret Savitsky, Ph.D., who joined the Company in 2004, and has served as its Chief Executive Officer since 2010.  Dr. Savitsky will serve as scientific advisor to the Company through the end of March 2017.

“On behalf of the Board, I would like to thank Kinneret Savitsky for her outstanding leadership and many contributions to the Company.  We wish her continued success as she pursues her new endeavors,” stated Aharon Schwartz, Ph.D., Chairman of the Board of BioLineRx. “We are pleased to name Philip Serlin as our new CEO.  Phil is an experienced BioLineRx executive, complementing the Company’s drug development expertise with strategic thinking, as well as business and financial leadership. The Board looks forward to working with Phil to create value for the Company and its shareholders.”

Prior to joining BioLineRx, Mr. Serlin served as the Chief Financial and Operating Officer of Kayote Networks Ltd. Before that, he served as the Chief Financial Officer of Tescom Software Systems Testing Ltd., an IT services company publicly traded in both Tel Aviv and London. His background also includes senior positions at Chiaro Networks Ltd. and at Deloitte, where he was head of the SEC and U.S. Accounting Department at the National Office in Tel Aviv, as well as seven years at the SEC at its Washington, D.C., headquarters. Mr. Serlin currently serves as a Director at Vascular Biogenics Ltd. (NASDAQ:VBLT). Mr. Serlin is a CPA and holds a B.Sc. in Accounting from Yeshiva University and a Master’s degree in Economics and Public Policy from The George Washington University.

BioLineRx also appoints Mali Zeevi, CPA, as Chief Financial Officer, effective October 10, 2016. Ms. Zeevi joined BioLineRx in 2009 as its Director of Finance and Reporting and has served as its Senior Director of Finance and Reporting since 2011. Before joining BioLineRx, Ms. Zeevi was employed by Tescom Software Systems Testing Ltd., her last position there being Vice President Finance. Ms. Zeevi also served as a CPA at Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited. She holds a B.A. in business and accountancy from the College of Management Academic Studies in Israel.

The Board of BioLineRx expects to complete a seamless transition in the coming weeks.

About BioLineRx
BioLineRx is a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates. The Company in-licenses novel compounds, primarily from academic institutions and biotech companies based in Israel, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s leading therapeutic candidates are: BL-8040, a cancer therapy platform, which has successfully completed a Phase 2a study for relapsed/refractory AML, is in the midst of a Phase 2b study as an AML consolidation treatment, and has recently initiated a Phase 2 study in stem cell mobilization for allogeneic transplantation; and BL-7010 for celiac disease and gluten sensitivity, which has successfully completed a Phase 1/2 study. In addition, BioLineRx has a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates, and has recently signed a collaboration agreement with MSD (known as Merck in the US and Canada) to run a Phase 2a study in pancreatic cancer using the combination of BL-8040 and Merck’s KEYTRUDA®.

For additional information on BioLineRx, please visit the Company’s website at http://www.biolinerx.com, where you can review the Company’s SEC filings, press releases, announcements and events. BioLineRx industry updates are also regularly updated on Facebook, Twitter, and LinkedIn.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2016. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:
PCG Advisory
Vivian Cervantes
Investor Relations
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vivian@pcgadvisory.com

or

Tsipi Haitovsky
Public Relations
+972-52-598-9892
tsipihai5@gmail.com